Exhibit 8.2

德恒律师事务所	DeHeng Law Offices

12/F, Tower B, Focus Place, No.19 Finance Street	Tel: (86) 010-52682888
Beijing, P.R. China 100033	Fax: (86) 010-52682999
中国 ● 北京西城区金融街19号富凯大厦B座12层	Website: www.dehenglaw.com
邮编：100033	E-mail: Deheng@dehenglaw.com

February 4, 2026

To: Great Future Technology Inc.

Re:	PRC Legal Opinion on Certain PRC Legal Matters

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purposes of this legal opinion (the “Opinion”), excluding the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) and are qualified to issue the Opinion based on the laws, regulations and rules currently in force and publicly available in the PRC (the “PRC Laws”).

We are acting as the PRC legal counsel for Great Future Technology Inc. (the “Company”, in connection with its proposed Listing on the Nasdaq Capital Market (the “Listing”), and this Opinion is issued in response to certain PRC legal issues regarding the PRC cybersecurity issues of the Company.

We have reviewed the Company’s structure and charter documents of it China subsidiaries incorporated and existing under the PRC Laws, which include, but not limited to, its operating subsidiaries of Jiangsu Zhongjun New Materials Co., Ltd and Jiangyin Tongli Optoelectronics Technology Co., Ltd. The Company and all of its subsidiaries are collectively referred to as the “Group Companies” and each of the Group Companies, is referred to as the “Group Company” in this Opinion.

In rendering this Opinion, we have conducted necessary due diligence, examined originals or copies of the due diligence documents provided to us by the Company and such other documents, corporate records and certificates issued by the Governmental Agencies in the PRC. Where certain facts were not independently established by us, we have relied upon certificates of documents issued by, or statements made by, the relevant Governmental Agencies of the PRC, appropriate representatives of the Company and other relevant entities.

This Opinion is rendered on the basis of the PRC Laws effective as of the date hereof. There is no assurance that any of such law will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

We do not purport to be expert on and do not purport to be generally familiar with or qualified to express opinions based on any law other than the PRC Laws and accordingly express or imply no opinion herein based upon any law other than the PRC Laws.

For rendering this Opinion, we have assumed that: (i) all interviewees are identified with their claimed status as government officers and such government officers are entitled to their opinions on behalf of the respective government authority, and (ii) all the explanations, interpretations and statements provided by such government officers are complete, true and correct.

Based upon and subject to the foregoing descriptions and assumptions, we are of the opinion that:

1.	On December 28, 2021, the Cyberspace Administration of China (“CAC”) and other relevant regulatory authority jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

2.	On January 4, 2022, the CAC, in conjunction with 12 other government departments issued the New Measures for Cybersecurity Review (the “Cyber Security Review Measures”), which came into force on February 15, 2022. According to the Cyber Security Review Measures, the network operators with personal information of more than one million users must apply for cybersecurity review to the Cybersecurity Review Office when they go public abroad.

3.	As of the date of this Opinion, neither the Company nor any of its subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. We believe that the operations and listing of the Group Companies will not be affected by the Cyber Security Review Measures, and that the Group Companies will not be subject to cybersecurity review by the CAC for this offering, given that: (i) Articles 2, 8, and 10 of the Regulation on the Security Protection of Critical Infrastructure Information provide definitions and criteria for identifying CIIOs. According to these provisions, the identification of a CIIO is subject to designation by relevant protection departments, and the result

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should be communicated to the operator. As of the date of the Opinion, neither the Company nor any of its subsidiaries has received any notification or indication from Chinese government authorities—including but not limited to the Cybersecurity Review Office, the CAC and its local branches, the Ministry of Industry and Information Technology (MIIT), and its local branches—stating that the Group Company has been or may be designated as a CIIO, or that their business operations constitute critical infrastructure information. As a company that mainly manufactures and sells functional coating materials and providing coating solutions to our customers, the operating subsidiaries in mainland China are unlikely to be classified as CIIOs by the regulatory agencies; (ii) the customers of the Group Companies are enterprises and they do not have individual customers; as a result, the Group Company possess personal data of far fewer than one million individuals in the business operations as of the date of this Opinion; and (iii) since the Group Companies are in the functional coating materials manufacturing industry, data processed in the business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities.

4.	However, the relevant regulatory authorities of mainland China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Cybersecurity Review Measures will be interpreted or implemented will still require further clarification, and whether the regulatory agencies of mainland China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on the Group Companies. We cannot guarantee, however, that the Group Companies will not be subject to cybersecurity review in the future.

This Opinion is issued by us only to the recipient listed above and given for its sole benefit in connection with the Listing. It may not be disclosed or relied upon by anyone else or for any other purpose or quoted or referred to or filed with governmental authorities without the prior written consent of us.

Should you have questions on this Opinion, please contact me via email at dongly@dehenglaw.com or by telephone at (86) 10 5268 2888.

Yours faithfully,

DeHeng Law Offices

/s/ Liyang Dong
Dong Liyang, Partner

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